UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
(Rule 13e-100)
(AMENDMENT NO. 8)
TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934
NATIONAL HOUSING PARTNERSHIP REALTY FUND TWO

(Name of the Issuer)
NATIONAL HOUSING PARTNERSHIP REALTY FUND TWO
THE NATIONAL HOUSING PARTNERSHIP
NATIONAL CORPORATION FOR HOUSING PARTNERSHIPS
APARTMENT INVESTMENT AND MANAGEMENT COMPANY
AIMCO PROPERTIES, L.P.
AIMCO-GP, INC.
AIMCO EQUITY SERVICES, INC.

(Name of Person(s) Filing Statement)
Limited Partnership Units

(Title of Class of Securities)
None

(CUSIP Number of Class of Securities)
Martha L. Long
Senior Vice President
Apartment Investment and Management Company
55 Beattie Place
Greenville, South Carolina 29601
(864) 239-1000

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)
Copies to:
Paul J. Nozick
Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
(404) 881-7000
This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$7,000,000	$823.90

*	For purposes of calculating the fee only. This amount assumes the sale of the assets of National Housing Partnership Realty Fund Two for $7,000,000. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(A)(ii) and Rule 0-11(c) under the Securities Exchange Act of 1934, as amended, equals $117.70 per $1,000,000 of the asset sale price.
☑ Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid $823.90	Filing Party: National Housing Partnership Realty Fund Two
Form or Registration No.: PRE14A	Date Filed: September 23, 2005

TRANSACTION STATEMENT
     This Amendment No. 8 to the Transaction Statement on Schedule 13E-3 relates to the sale of a property that constitutes substantially all of the assets of National Housing Partnership Realty Fund Two, a Maryland limited partnership (the “Partnership”), and an amendment to the Partnership’s agreement of limited partnership to extend the term of the Partnership and permit the proposed sale of property, all of which are described in the proxy statement on Schedule 14A, previously filed with the Securities and Exchange Commission (the “Proxy Statement”) by the Partnership. The item numbers and responses thereto below are provided in accordance with the requirements of Schedule 13E-3 and capitalized terms used but not otherwise defined herein shall have the meanings given to them in the Proxy Statement.
     This Amendment No. 8 to the Transaction Statement on Schedule 13E-3 is being filed to report (i) the final results of the consent of the limited partners sought pursuant to the Proxy Statement and (ii) certain supplements and amendments to the Schedule 13E-3 items set forth below. In addition to the January 13, 2006 letter to the limited partners which reported the General Partner’s receipt of necessary consents to (i) extend the term of the Partnership from December 31, 2005 to December 31, 2006 and (ii) permit sales of the Partnership’s property or the property of the Partnership’s operating partnerships to the General Partner or its affiliates, the General Partner received the necessary consents to effect the Sale. Based on information provided by the solicitation agent for the solicitation, approximately 7,855.0 non-AIMCO affiliated units consented to the Sale (which equates to 51.93% of the Units not held by AIMCO affiliates), 971.0 non-AIMCO affiliated units withheld consent to the Sale (which equates to 6.42% of the Units not held by AIMCO affiliates) and 430.5 units abstained (which equates to 2.85% of the Units not held by AIMCO affiliates).
ITEM 4. TERMS OF THE TRANSACTION
(a) Item 4 is hereby amended and supplemented as follows:
Due to a change required under the regulatory approval process, in order to receive the tax credit allocation necessary to consummate the Sale on the essential terms disclosed in the Proxy Statement, Community Housing Concepts, Inc., a not-for-profit entity unaffiliated with the General Partner (“Community Housing”), has replaced AIMCO Equity Services, Inc. (“AES”) as the purchaser of the Property. On July 27, 2006, the Partnership’s operating partnership entered into an agreement commemorating the terms of the Sale of the Property to Community Housing instead of AES. Although the purchase price and material terms for the Property sale remain the same, and the economics to the General Partner, other AIMCO affiliates and limited partners did not materially change from those disclosed in the Proxy Statement, the structural change requiring the substitution of a not-for-profit purchaser did impact the timing of the Partnership’s ability to complete the Sale. The Partnership has been informed that Community Housing made a timely submission of the new tax credit application which was received by the appropriate regulatory authorities on July 31, 2006 and, although no assurances can be given, it is currently anticipated that the Sale will now be consummated in December, 2006.

ITEM 6. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS
(c) Item 6 is hereby amended and supplemented through incorporation by reference to the information included in Item 4 above.
ITEM 16. EXHIBITS.

(a)(1)	Proxy Statement, filed on Schedule 14A on November 22, 2005 is incorporated herein by reference.

(a)(2)	Additional soliciting material, previously filed on December 21, 2005 as an exhibit to Schedule 13E-3 and incorporated herein by reference.

(a)(3)	Press Release issued by the Partnership on December 28, 2005, previously filed on December 28, 2005 as an exhibit to Schedule 13E-3 and incorporated herein by reference.

(a)(4)	Additional soliciting materials extending the consent solicitation period, previously filed on December 30, 2005 as an exhibit to Schedule 13E-3 and incorporated herein by reference.

(a)(5)	Additional soliciting materials regarding the extension of the consent solicitation period, previously filed on January 9, 2006 as an exhibit to Schedule 13E-3 and incorporated herein by reference.

(a)(6)	Additional soliciting materials extending the consent solicitation period with respect to the property sale previously filed on January 13, 2006 as an exhibit to Schedule 13E-3 and incorporated herein by reference.

(a)(7)	Further disclosure material explaining the nature of the delay in consummating the sale of the Property.

(b)	Amended and Restated Secured Credit Agreement, dated as of November 2, 2004, by and among Apartment Investment and Management Company, AIMCO Properties, L.P., AIMCO/Bethesda Holdings, Inc., and NHP Management Company as the borrowers and Bank of America, N.A., Keybank National Association, and the Lenders listed therein (Exhibit 10.4 to Apartment Investment and Management Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 is incorporated herein by this reference).

(c)	Appraisal Report, dated as of January 14, 2005, by Integra Realty Services, previously filed on November 22, 2005 as an exhibit to Schedule 13E-3 and incorporated herein by reference.

(d)(1)	Agreement of Sale and Purchase, made effective as of the 14th day of February, 2005, by and between San Juan del Centro Limited Partnership,

a Colorado limited partnership, and AIMCO Equity Services, Inc., a Virginia corporation (the “Agreement of Sale and Purchase”) , previously filed on November 22, 2005 as an exhibit to Schedule 13E-3 and incorporated herein by reference.

(d)(2)	Amendment No. 1 to the Agreement of Sale and Purchase, dated September 2, 2005, previously filed on November 22, 2005 as an exhibit to Schedule 13E-3 and incorporated herein by reference.

(d)(3)	Amendment No. 2 to the Agreement of Sale and Purchase, dated October 24, 2005, previously filed on November 22, 2005 as an exhibit to Schedule 13E-3 and incorporated herein by reference.

(f)	None.

(g)	None.
[Signatures on following pages]

SIGNATURE
     After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated: September 1, 2006

NATIONAL HOUSING PARTNERSHIP REALTY FUND TWO

By:	The National Housing Partnership,
its sole General Partner

	By:	National Corporation for Housing Partnerships,
its sole General Partner

		By:	/s/ Martha Long

			Name:	Martha Long
			Title:	Senior Vice President

SIGNATURE
     After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated: September 1, 2006

THE NATIONAL HOUSING PARTNERSHIP

By:	National Corporation for Housing Partnerships,
its sole General Partner

	By:	/s/ Martha Long

		Name:	Martha Long
		Title:	Senior Vice President

SIGNATURE
     After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated: September 1, 2006

NATIONAL CORPORATION FOR HOUSING PARTNERSHIPS
By:	/s/ Martha Long
	Name:	Martha Long
	Title:	Senior Vice President

SIGNATURE
     After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated: September 1, 2006

APARTMENT INVESTMENT AND MANAGEMENT COMPANY
By:	/s/ Martha Long
	Name:	Martha Long
	Title:	Senior Vice President

SIGNATURE
     After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated: September 1, 2006

AIMCO PROPERTIES, L.P.

By:	AIMCO-GP, Inc., its sole General Partner

	By:	/s/ Martha Long

		Name:	Martha Long
		Title:	Senior Vice President

SIGNATURE
     After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated: September 1, 2006

AIMCO-GP, INC.
By:	/s/ Martha Long
	Name:	Martha Long
	Title:	Senior Vice President

SIGNATURE
     After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated: September 1, 2006

AIMCO EQUITY SERVICES, INC.
By:	/s/ Martha Long
	Name:	Martha Long
	Title:	Senior Vice President